Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2

Condensed Interim Consolidated Statements of Comprehensive Income (loss)	F-3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	F-4 – F-6

Condensed Interim Consolidated Statements of Cash Flows	F-7 – F-8

Notes to Condensed Interim Consolidated Financial Statements	F-9 – F-11

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,		December 31,
	2021	2020	2020
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	13,683	10,741	17,376
Restricted deposits	183	181	184
Short‑term bank deposits	-	14,101	4,024
Trade receivables	2,026	2,650	2,767
Inventories	1,252	1,805	1,380
Other receivables	1,527	845	462

	18,671	30,323	26,193
LONG‑TERM ASSETS:
Property, plant and equipment, net	2,531	2,448	2,630
Right of-use assets, net	1,650	2,170	1,884
Intangible assets, net	314	380	363

	4,495	4,998	4,877

	23,166	35,321	31,070
CURRENT LIABILITIES:
Current maturities of long-term liabilities	1,867	1,081	1,750
Trade payables and accrued expenses	3,710	3,155	2,992
Other payables	4,384	7,394	3,524

	9,961	11,630	8,266
LONG‑TERM LIABILITIES:
Deferred revenues	352	1,283	1,234
Liability in respect of IIA grants	7,715	7,157	7,267
Liabilities in respect of purchase of shares	4,195	4,408	4,998
Lease liabilities	1,483	1,942	1,741
Severance pay liabilities, net	281	284	292

	14,026	15,074	15,532
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
Authorized: 50,000,000 shares as of September 30, 2021, December 31, 2020 and September 30, 2020; Issued and Outstanding: 27,247,096 as of September 30, 2021, 27,236,752 as of December 31, 2020 and 27,212,794 as of September 30, 2020	75	75	75
Share premium	143,476	141,794	142,193
Foreign currency translation adjustments	(25)	(28)	(40)
Accumulated deficit	(144,347)	(133,224)	(134,956)

	(821)	8,617	7,272

	23,166	35,321	31,070

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share data and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited
Revenues from sale of products	7,689	4,744	2,644	3,082	7,445
Revenues from development services	9,260	10,095	3,297	3,464	13,935
Revenues from license agreements	1,327	251	431	79	383
Total revenues	18,276	15,090	6,372	6,625	21,763

Cost of revenues	11,044	9,873	3,917	3,855	14,218

Gross profit	7,232	5,217	2,455	2,770	7,545

Research and development	7,795	5,473	2,897	2,142	7,698
Selling and marketing	2,548	2,392	872	709	3,228
General and administrative	4,589	3,806	1,570	1,461	5,459
Total operating expenses	14,932	11,671	5,339	4,312	16,385

Operating loss	(7,700)	(6,454)	(2,884)	(1,542)	(8,840)

Financial income	11	416	-	93	843
Financial expenses	(1,679)	(1,509)	(457)	(541)	(1,279)

Loss before taxes on income	(9,368)	(7,547)	(3,341)	(1,990)	(9,276)
Taxes on income	(23)	-	(4)	-	-

Loss from continuing operation	(9,391)	(7,547)	(3,345)	(1,990)	(9,276)
Profit from discontinued operation	-	83	-	83	80
Net loss	(9,391)	(7,464)	(3,345)	(1,907)	(9,196)
Other comprehensive income (loss):
Foreign currency translation adjustments	15	(11)	7	(12)	(23)

Total comprehensive loss	(9,376)	(7,475)	(3,338)	(1,919)	(9,219)
Total Basic and diluted net loss per share	(0.34)	(0.27)	(0.12)	(0.07)	(0.34)

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

U.S. dollars in thousands
	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total Equity (Deficit)

Balance as of December 31, 2020	75		142,193		(40)	(134,956)	7,272

Loss for the period	-		-		-	(9,391)	(9,391)
Other comprehensive income	-		-		15	-	15
Total comprehensive income (loss)	-		-		15	(9,391)	(9,376)
Exercise of options	(	*)	(*	)	-	-	(* )

Share-based compensation	-		1,283		-	-	1,283

Balance as of September 30, 2021 (unaudited)	75		143,476		(25)	(144,347)	(821)

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2019	75		140,871		(17)	(125,760)	15,169

Loss for the period	-		-		-	(7,464)	(7,464)
Other comprehensive loss	-		-		(11)	-	(11)
Total comprehensive loss	-		-		(11)	(7,464)	(7,475)
Exercise of options	(	*)	(*	)	-	-	(* )

Share-based compensation	-		923		-	-	923

Balance as of September 30, 2020 (unaudited)	75		141,794		(28)	(133,224)	8,617

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

U.S. dollars in thousands

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total Equity (Deficit)

Balance as of July 1, 2021	75		143,077		(32)	(141,002)	2,118

Loss for the period	-		-		-	(3,345)	(3,345)
Other comprehensive loss	-		-		7	-	7
Total comprehensive loss	-		-		7	(3,345)	(3,338)
Exercise of options	(*	)	(*	)	-	-	(* )

Share-based compensation	-		399		-	-	399

Balance as of September 30, 2021 (unaudited)	75		143,476		(25)	(144,347)	(821)

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of July 1, 2020	75		141,390		(16)	(131,317)	10,132

Loss for the period	-		-		-	(1,907)	(1,907)
Other comprehensive loss	-		-		(12)	-	(12)
Total comprehensive loss	-		-		(12)	(1,907)	(1,919)
Exercise of options	(*	)	(*	)	-	-	(* )

Share-based compensation	-		404		-	-	404

Balance as of September 30, 2020 (unaudited)	75		141,794		(28)	(133,224)	8,617

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

U.S. dollars in thousands

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2019	75		140,871		(17)	(125,760)	15,169

Loss for the period	-		-		-	(9,196)	(9,196)
Other comprehensive loss	-		-		(23)	-	(23)
Total comprehensive loss	-		-		(23)	(9,196)	(9,219)
Exercise of options	(*	)	(*	)	(*) -	-	(* )
Share-based compensation	-		1,322		-	-	1,322

Balance as of December 31, 2020	75		142,193		(40)	(134,956)	7,272

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited
Cash flows from operating activities:
Net loss	(9,391)	(7,464)	(3,345)	(1,907)	(9,196)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Profit from discontinued operation	-	(83)	-	(83)	(80)
Depreciation and amortization	962	866	335	327	1,090
Share-based compensation	1,283	923	399	404	1,322
Revaluation of liability in respect of IIA grants	808	692	311	268	828
Revaluation of liabilities in respect of the purchase of shares	446	558	147	210	(433)
Revaluation of lease liabilities	84	127	49	63	305
Increase (decrease) in severance pay liabilities, net	3	35	8	(5)	33
Net financing income	(11)	(244)	-	(53)	(297)
Un-realized foreign currency gain	(238)	(8)	(12)	(36)	(211)

	3,337	2,866	1,237	1,095	2,557
Changes in asset and liability items:
Decrease in trade receivables	697	1,477	17	136	1,386
Decrease (increase) in inventories	188	(231)	171	95	141
Increase in other receivables	(1,078)	(397)	(646)	(113)	(13)
Increase (decrease) in trade payables and accrued expenses	733	(925)	(342)	724	(1,096)
Increase (decrease) in other payables and deferred revenues	(1,167)	1,288	90	1,202	(479)

	(627)	1,212	(710)	2,044	(61)

Net cash provided by (used in) continuing operating activities	(6,681)	(3,386)	(2,818)	1,232	(6,700)
Net cash used in discontinued operating activities	-	(192)	-	(192)	(195)
Net cash provided by (used in) operating activities	(6,681)	(3,578)	(2,818)	1,040	(6,895)

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited

Cash Flows from Investing Activities:

Purchase of property and equipment	(373)	(480)	(129)	(236)	(923)
Interest received	35	43	-	1	274
Proceeds from short term bank deposits, net	4,002	8,136	-	(2,459)	18,034

Net cash provided by (used in) continuing investing activities	3,664	7,699	(129)	(2,694)	17,385

Cash Flows from Financing Activities:

Repayment of leases liabilities	(513)	(533)	(176)	(220)	(508)
Repayments of IIA grant	(360)	(121)	(180)	(55)	(121)

Net cash used in financing activities	(873)	(654)	(356)	(275)	(629)

Exchange rate differences on cash and cash equivalent balances	197	32	(7)	58	273

Cash and cash equivalents:

Increase (decrease) in cash and cash equivalents from continuing activities	(3,693)	3,691	(3,310)	(1,679)	10,329
Decrease in cash and cash equivalents from discontinued activities	-	(192)	-	(192)	(195)

Balance of cash and cash equivalents at the beginning of the period	17,376	7,242	16,993	12,612	7,242

Balance of cash and cash equivalents at the end of the period	13,683	10,741	13,683	10,741	17,376

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	General description of the Company and its operations:

          MediWound Ltd. which incorporated in Yavne, Israel (the "Company" or "MediWound"), is biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio- therapeutic solutions for tissue repair and regeneration. The Company’s strategy is centered around its validated enzymatic technology platform, focused on next-generation bioactive therapies for burn care, wound care and tissue repair.

The Company's first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") as well as the Israeli, Argentinean, South-Korean, Russian, Taiwanese, Ukrainian, United Arab Emirates, Chilean and Peruvian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns.

The Company sells NexoBrid in Europe and in Israel through its commercial organizations while establishing additional local distribution channels to extend its outreach in the European Union. In other territories the Company sells NexoBrid through local distribution channels. In 2019, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America. NexoBrid is an investigational product at registration-stage in the U.S.

The Company second investigational innovative product, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds.

The third clinical-stage innovative product candidate, MW005, is a topical biological drug candidate for the treatment of non-melanoma skin cancers.

b.	The Company's securities are listed for trading on NASDAQ since March 2014.

c.
The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, MediWound UK Limited and MediWound US, Inc. currently inactive companies.

d.
The Company awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"), for the advancement of the development, manufacturing and emergency readiness for NexoBrid deployment as well as the procurement of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events.

e.
The Company addressed the challenges associated with the COVID-19 pandemic during the year ended 2020 and nine months ended September 30, 2021, while prioritizing the health and safety of its workforce and maintaining operational efficiency and flexibility.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (Cont.)

f.
On June 29, 2021, the Company received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) regarding its Biologics License Application (BLA) seeking approval of NexoBrid for eschar removal (debridement) in adults with deep partial-thickness and/or full-thickness thermal burns (see Note 1(a) to 2020 Annual Financial Statements).

The FDA communicated that it had completed its review of the BLA, as amended, and has determined that the application cannot be approved in its present form. The FDA identified issues related to the Chemistry, Manufacturing and Controls (“CMC”) section of the BLA and requested additional CMC information. The FDA acknowledged receipt of several CMC amendments, submitted in response the CMC information requests, which were not reviewed for this action.

The FDA also stated that an inspection of NexoBrid's manufacturing facilities in Israel and Taiwan, are required before the FDA can approve the BLA, but it was unable to conduct the required inspections during the current review cycle due to COVID-related travel restrictions. The FDA stated that it will continue to monitor the public health situation as well as travel restrictions and is actively working to define an approach for scheduling outstanding inspections. In addition, the CRL cited certain observations identified during good clinical practice (GCP) inspections related to the U.S. Phase 3 study (DETECT), and requested the Company to provide its perspective on the potential impact, if any, of these observations on the efficacy findings in the study. The FDA also requested to provide a safety update as part of its BLA resubmission, although there were no safety issues raised in the CRL.

As a result, the Company cannot predict how long the FDA may take to complete the review of the BLA of NexoBrid. Accordingly, the Company expects the timing of the potential approval of NexoBrid to be impacted.

Since incorporation through September 30, 2021, the Company has incurred losses mainly attributed to its development efforts and has total accumulated deficit of $144,437 thousand. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations, and in order to continue its future operations, the Company will need to obtain additional funding until becoming profitable.

Management’s plans include evaluating alternative financing arrangements and/or reducing expenditures as necessary to meet the Company’s future cash requirements. However, there is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity. Management expects that the Company's cash and cash equivalents as of September 30, 2021 will allow the Company to fund its operating plan through at least the next 12 months from the financial statement issuance date.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

 b.        Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the nine and three months ended September 30, 2021 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2020 that were included in the Annual Report on Form 20-F filed on February 25, 2021 (hereinafter - Annual Consolidated Financial Statements).

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s Annual Consolidated Financial Statements.